UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

TeleTech Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

879939 10 6

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879939 10 6

1.	Names of Reporting Persons Kenneth D. Tuchman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 32,004,900(1)

	6.	Shared Voting Power 10,000(2)

	7.	Sole Dispositive Power 32,004,900(1)

	8.	Shared Dispositive Power 10,000(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,014,900

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 65%(3)

12.	Type of Reporting Person (See Instructions) IN

(1)   Includes 14,766,806 shares held by a limited liability limited partnership controlled by Mr. Tuchman, 10,000,000 shares held by a revocable trust controlled by Mr. Tuchman and 800,000 shares subject to options exercisable within 60 days.

(2)   Consists of 10,000 shares owned by Mr. Tuchman’s spouse.  Mr. Tuchman disclaims beneficial ownership of all shares set forth in this footnote.

(3)   Based upon 48,452,852 shares outstanding as of December 31, 2014 and Mr. Tuchman’s 800,000 shares subject to options exercisable within 60 days.

Item 1.
	(a)	Name of Issuer TeleTech Holdings, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 9197 S. Peoria Street, Englewood, CO 80112

Item 2.
	(a)	Name of Person Filing This Amendment No. 17 to Schedule 13G is being filed by Kenneth D. Tuchman
	(b)	Address of Principal Business Office or, if none, Residence The principal business address of Mr. Tuchman is 9197 S. Peoria Street, Englewood, CO 80112
	(c)	Citizenship Mr. Tuchman is a citizen of the United States of America
	(d)	Title of Class of Securities Common Stock, par value $.01 per share
	(e)	CUSIP Number 879939 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 32,014,900
(b) Percent of class: 65%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 32,004,900
(ii) Shared power to vote or to direct the vote 10,000
(iii) Sole power to dispose or to direct the disposition of 32,004,900
(iv) Shared power to dispose or to direct the disposition of 10,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2015
Date
/s/ Kenneth D. Tuchman
Signature
Kenneth D. Tuchman
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).